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                                                                  Exhibit (a)(8)

(Additional Information to Press Release)


1. Tender Offer Timetable (expected)
   Date of Tender Offer Public Notice           within five business days
   Filing of Tender Offer Registration Statement             "
   Commencement of Tender Offer                              "
   Expiration of Tender Offer                   to be disclosed in Public Notice
   Announcement of results of Tender Offer                   "
   First day of settlement                                   "

2. Percentage of Ownership of Bidder Following the Tender Offer, Percentage of Ownership of Related Parties on This Date and Aggregate Ownership
   (a) Bidder 23.82%    Special Related Parties 76.18%       Total 100%
   (b) Special Related Parties   76.56%                Total 110,272,490 shares

3. Transaction Value and Funds Required for Tender Offer
   Transaction value    51,126 million yen
     The funds required for tender offer will be financed with funds borrowed through Morgan Guaranty Trust Company of New York.

4. Subsequent Plans
      Under the Tender Offer Agreement between N.A.J. and Amway Japan, among others, and a Memorandum regarding Merger, it is proposed that N.A.J. and Amway Japan will merge following completion of the tender offer, with N.A.J. as the surviving company operating under the Amway Japan Limited name. It is expected that the merger will occur within the next several months. The principal shareholders of Amway Japan intend to vote their Amway Japan shares in favor of the merger. This assures that the necessary approval of Amway Japan shareholders will be received. As a result of the merger, shares of Amway Japan will be deregistered from the Japanese OTC.

5. Miscellaneous
      The principal shareholders have indicated their desire that Amway Japan reduce or eliminate the dividend for fiscal 2000 to preserve cash. As a result, after completion of the offer, the dividend policy for fiscal year 2000 and beyond will be re-examined. The future dividend policy will depend on a variety of factors, including Amway Japan's operating results and cash requirements.